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                                                                    Exhibit 99.2

                                 VOTING AREEMENT

         VOTING AGREEMENT, ("AGREEMENT") dated as of November 16, 1999 by and between ROBERT MILLER ("MILLER") and DYLAN LLC ("DYLAN").

                               W I T N E S S E T H

         WHEREAS, Cakewalk LLC ("CAKEWALK") has entered into that certain Contribution Agreement, dated as of October 29, 1999 (the "CONTRIBUTION AGREEMENT") with CDBeat.com, Inc. ("CDBEAT"), pursuant to which Cakewalk has agreed to contribute and assign to CDBeat substantially all of the assets of Cakewalk in exchange for 90% shares of the common stock of CDBeat; and

         WHEREAS, upon the closing of the transactions contemplated by the Contribution Agreement (the "CLOSING"), Miller shall be elected to the Board of Directors of CDBeat;

         WHEREAS, Dylan has entered into that certain Amendment Agreement, dated as of November __, 1999, among and Atlantis Equities, Inc., an affiliate of Dylan ("ATLANTIS"), Cakewalk and CDBeat, pursuant to which that certain Stock Purchase Warrant, dated as of September 23, 1999 owned by Atlantis (the "ATLANTIS WARRANT") will be amended and split into two warrants, one of which will be assigned to Dylan and will require Dylan to pay to CDBeat $900,000 for 7,037,183 shares of CDBeat Stock issuable upon exercise of such warrant (the "DYLAN STOCK"), and the other of which will be retained by Atlantis and will require Atlantis to pay to CDBeat $100,000 to acquire 781,909 shares of CDBeat Stock (the "ATLANTIS STOCK") and 762,064 options from CDBeat which shall be exercisable at $2.50 each until December 31, 2000 (the "OPTIONS");

         NOW, THEREFORE, in consideration of the foregoing, and of the mutual promises and covenants contained herein, it is hereby agreed as follows:

         1. BOARD REPRESENTATION. If, following the Closing, the Board of Directors of CDBeat (the "CDBEAT BOARD") is expanded to seven (7) members, Dylan shall have the right to designate two (2) representatives to the CDBeat Board (the "DYLAN DESIGNEES"), and must consent to any expansion of the CDBeat Board. Miller agrees to vote all shares beneficially owned by him in favor of the election of the Dylan Designees to the CDBeat Board , and Dylan agrees to vote all shares owned by it in favor of the election of Miller or his designee to the CDBeat Board. The Dylan Designees shall be entitled to receive the same compensation (stock options, fees, etc.) as are received by other non-management CDBeat Board members.

         2. DIRECTOR AND OFFICER INSURANCE. The parties agree to cause CDBeat promptly to obtain Director and Officer insurance with a minimum of $3 million of coverage, and use its best efforts to obtain $5 million of such coverage.



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         3. GOVERNING LAW. This Agreement shall be governed and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such state.

         4. COUNTERPARTS. The Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement on the date set forth above.


                                          /s/ Robert Miller
                                          ------------------------------
                                          Robert Miller



                                          DYLAN LLC


                                          By: /s/ Nancy Ellin
                                             ------------------------------
                                                Name:  Nancy Ellin
                                                Title: President




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